UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ELLIE MAE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28849P100

(CUSIP Number)

November 10, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28849P100	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) CoreLogic, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 28849P100	13G	Page 3 of 6 Pages

Item 1 (a)	Name of Issuer.

Ellie Mae, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices.

455 Hopyard Road,

Suite 200

Pleasanton, California 94588

Item 2 (a)	Name of Persons Filing.

CoreLogic, Inc.

Item 2 (b)	Address of Principal Business Office, or if none, Residence.

4 First American Way

Santa Ana, CA 92707

Item 2 (c)	Citizenship.

Delaware

Item 2 (d)	Title of Class of Securities.

Common Stock

Item 2 (e)	CUSIP No.

28849P100

Item 3	Type of Filing Person

Not applicable.

CUSIP No. 28849P100	13G	Page 4 of 6 Pages

Item 4	Ownership.

(a) Amount beneficially owned:    0*

(b) Percent of class:    0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:    0

(ii) Shared power to vote or direct the vote:    0

(iii) Sole power to dispose or direct the disposition of:    0

(iv) Shared power to dispose or direct the disposition of:    0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 28849P100	13G	Page 5 of 6 Pages

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	The reporting person was the owner of more than 5% of the Issuer’s common stock in April 2011, when the Issuer’s common stock was registered. In November and December 2011, the reporting person disposed of all outstanding common stock of the Issuer. As of December 31, 2011, the reporting person owned no shares of the Issuer’s common stock.

CUSIP No. 28849P100	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

CORELOGIC, INC.

By:	/s/ Stergios Theologides
Name:	Stergios Theologides
Title:	Senior Vice President, General Counsel and Secretary